FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For November 10, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)


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                                                   Contact:
                                                    John G. Nesbett
                                                    Jordan Silverstein
                                                    The Investor Relations Group
                                                    212-825-3210




            DESWELL INDUSTRIES, INC. ANNOUNCES SECOND-QUARTER RESULTS

                  - 27% Increase in Second Quarter Net Sales -

       -Company also Announces Second Quarter Dividend of $0.24 Per Share-



HONG KONG (November 16, 2004) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the second quarter ended September 30, 2004.

Net sales for the  quarter  ended  September  30,  2004 were $31.9  million,  an increase of 27.3% compared to net sales of $25.1 million for the quarter ended September 30, 2003. Operating income decreased 0.3% to $4.50 million, compared to $4.51 million for the same quarter in 2003. Net income for the quarter decreased 12.0% to $3.6 million compared to $4.1 million for the year-ago quarter. The basic earnings per share and diluted earnings per share decreased to $0.39 and $0.38, respectively (based on 9,189,000 and 9,432,000 weighted average shares outstanding, respectively), compared to $0.45 and $0.44, respectively (based on 9,103,000 and 9,375,000 weighted average shares outstanding, respectively), in the first quarter ended September 30, 2003.

Net sales for the six months ended September 30, 2004 were $60.7 million, an increase of 18.7%, compared to sales of $51.2 million for the corresponding period in 2003. Operating income increased 1.7% to $9.3 million, compared to $9.2 million in the previous year, and net income decreased 10.1% to $7.6 million, compared to $8.5 million in the previous year. The basic earnings per share and diluted earnings per share decreased to $0.83 and $0.81, respectively (based on 9,169,000 and 9,448,000 weighted average shares outstanding, respectively), compared to $0.93 and $0.92, respectively (based on 9,084,000 and 9,205,000 weighted average shares outstanding, respectively), in the six months ended September 30, 2003.

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The Company's cash and cash  equivalents for the quarter were $16.5 million,  as compared to $30.2 million on March 31, 2004. The decreased in cash position was mainly attributed to the funding from cash flow for the construction and acquisition of machinery for the plastic-injection manufacturing plant in Dongguan and for the rapid growth of the electronic and metallic segment. Working capital was $50.3 million as of September 30, 2004, versus $52.9 million as of March 31, 2004. The Company has short-term borrowings of $0.9 million and no long-term borrowings at September 30, 2004.

Mr. Richard Lau, chairman and chief executive officer, commented, "During the quarter, our 27% sales increase was driven by 61% revenue growth at our electronic & metallic division due to our continued penetration of the audio equipment market. Unfortunately, raw material pricing impacted both of our business segments, particularly the plastics operation. Raw material pricing was up 70% to 100% compared to last year. With at least 60% of the sales price already fixed, we have not been able to pass through much of the increased raw material prices on existing contracts. In addition to this, both segments also faced increasing competitions in the marketplace which has led to pricing pressure on our products."

Mr. Lau continued, "We expect growth at our plastic segment to pick up again in late fiscal 2005. An important new growth driver in this segment will be a new Export Tooling Division that will exclusively manufacture large-scale molds. These molds will not be used for manufacturing plastic parts at our facility but rather these molds will be sent directly to customers. The machinery for this division will be fully installed by April 2005."

Second-Quarter Dividends
------------------------

The Company also announced that on November 12, 2004 its board of directors declared a dividend of $0.24 per share for the second quarter. The dividend will be payable on December 7, 2004 to shareholders of record as of November 29, 2004.

About Deswell
-------------

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished

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products  such  as  telephones,   telephone  answering  machines,  sophisticated
studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Kyocera Mita Industrial Co. (H.K.) Limited, Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


This press release may contain forward-looking  statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this press release are based on current expectations and are subject to change. Actual results may differ materially from the forward-looking statements. Deswell does not undertake to update any such forward-looking statements or to publicly announce developments or events relating to the matters described herein. Uncertainties and risks are described in Deswell's most recently filed SEC documents, such as its most recent form 20-F.


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


DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)






                                                           Quarter ended                      Six months ended
                                                           September 30,                        September 30
                                                 ----------------------------------------------------------------------
                                                      2004              2003               2004              2003
                                                      ----              ----               ----              ----
                                                            (Unaudited)                           (Unaudited)
Net sales                                               $31,924           $25,079            $60,712           $51,154
Cost of sales                                            23,463            17,099             43,933            34,763
                                                 ---------------   ---------------    ---------------   ---------------
Gross profit                                              8,461             7,980             16,779            16,391
Selling, general and administrative expenses              3,962             3,469              7,468             7,234
                                                 ---------------   ---------------    ---------------   ---------------
Operating income                                          4,499             4,511              9,311             9,157
Interest expense                                            (3)              (15)                (3)              (15)
Other income, net                                            32               272                 62               834
                                                 ---------------   ---------------    ---------------   ---------------
Income before income taxes                                4,528             4,768              9,370             9,976
Income taxes                                                178               139                309               430
                                                 ---------------   ---------------    ---------------   ---------------
Income before minority interests                          4,350             4,629              9,061             9,546
Minority interests                                          722               508              1,438             1,071
                                                 ---------------   ---------------    ---------------   ---------------
Net income                                               $3,628            $4,121             $7,623            $8,475
                                                 ===============   ===============    ===============   ===============

Basic earnings per share (note 3)                         $0.39             $0.45              $0.83             $0.93
                                                 ===============   ===============    ===============   ===============

Weighted average number of shares                         9,189             9,103              9,169             9,084
outstanding (in thousands) (note 4)
                                                 ===============   ===============    ===============   ===============

Diluted earnings per share (note 3)                       $0.38             $0.44              $0.81             $0.92
                                                 ===============   ===============    ===============   ===============

Diluted weighted average number of shares                 9,432             9,375              9,448             9,205
outstanding (in thousands)
 (note 4)
                                                 ===============   ===============    ===============   ===============



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


DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                                   September 30,                 March 31,
                                                                        2004                        2004
                                                                        ----                        ----
                                                                     (Unaudited)                 (Audited)
ASSETS
Current assets:
     Cash and cash equivalents                                   $        16,454          $         30,193
     Restricted cash                                                       1,039                       390
     Accounts receivable, net                                             29,407                    18,957
     Inventories                                                          21,525                    16,174
     Prepaid expenses and other current assets                             4,944                     2,952
     Income taxes receivable                                                 127                       127
                                                                ----------------         -----------------
           Total current assets                                           73,496                    68,793
Property, plant and equipment - net                                       51,993                    44,261
Investment in associates                                                       2                         2
Goodwill                                                                     478                       478
                                                                ----------------         -----------------
             Total assets                                        $       125,969           $       113,534
                                                                 ===============           ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                           $         15,186          $         11,168
     Bank loan                                                               903                      -
     Customer deposits and accrued expenses                                6,779                     4,619
     Income taxes payable                                                    316                       130
                                                                ----------------         -----------------
         Total current liabilities                                        23,184                    15,917
                                                                ----------------         -----------------
Deferred income tax                                                            -                        15
                                                                ----------------         -----------------
Minority interests                                                         9,158                     7,872
                                                                ----------------         -----------------

Shareholders' equity
     Common stock
     -  authorized 30,000,000 shares; issued and outstanding
        9,209,085 shares at September 30, 2004 and
        9,149,085 at March 31, 2004 (note 4)                              30,660                    29,980
     Additional paid-in capital                                            6,970                     6,970
     Retained earnings                                                    55,997                    52,780
                                                                ----------------         -----------------
          Total shareholders' equity                                      93,627                    89,730
                                                                ----------------         -----------------
             Total liabilities and shareholders' equity          $       125,969           $       113,534
                                                                 ===============           ===============



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



DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )

                                                                                          Six months ended
                                                                                            September 30,
                                                                                            -------------
                                                                                         2004            2003
                                                                                         ----            ----
Cash flows from operating activities:

         Net income                                                                $     7,623     $    8,475
         Adjustments to reconcile net income to net cash
           provided by operating activities:
            Depreciation and amortization                                                2,345          2,024
            Gain/(loss) on sale of property, plant and equipment                          (15)             75
            Minority interests                                                           1,438            644
            Deferred taxes                                                                  15              -
            Changes in current assets and liabilities:
              Accounts receivable                                                     (10,450)        (2,856)
              Marketable securities                                                          -          4,821
             Inventories                                                               (5,351)            135
             Prepaid expenses and other current assets                                 (1,992)        (1,157)
             Income taxes receivable                                                         -            319
             Accounts payable                                                            4,018            299
             Customer deposits and accrued expenses                                      2,160          1,144
             In income taxes payable                                                       186          (907)
                                                                                   -----------     ----------
         Net cash (used in)/provided by operating activities                              (23)         13,016
                                                                                   -----------     ----------

Cash flows from investing activities
         Purchase of property, plant and equipment                                    (10,099)       (11,167)
         Proceeds from disposal of property, plant and equipment                             7              6
                                                                                   -----------     ----------
   Net cash used in investing activities                                              (10,092)       (11,161)
                                                                                   -----------     ----------

Cash flows from financing activities
         Common stock issued                                                               680            887
         Dividends paid to minority shareholders of a subsidiary                         (126)              -
         Contribution from minority shareholders of a subsidiary                          (26)              -
         Dividend paid                                                                 (4,406)        (4,187)
         Increase in bank loan                                                             903            603
         Increase in restricted cash                                                     (649)            (2)
                                                                                   -----------     ----------
            Net cash (used in)/provided by financing activities                        (3,624)        (2,699)
                                                                                   -----------     ----------

Net decrease) in cash and cash equivalents                                            (13,739)          (844)
Cash and cash equivalents, at beginning of period                                       30,193         34,400
                                                                                   -----------     ----------
Cash and cash equivalents, at end of period                                             16,454         33,556
                                                                                   ===========     ==========

Supplementary disclosures of cashflow information:
    Cash paid during the period for:
         Interest                                                                            3             15
         Income taxes                                                                      138          1,019
                                                                                   ===========     ==========



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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1.       Management's Statement
         ----------------------

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2004 and March 31, 2004, the results of operations for the quarters and six months ended September 30, 2004 and September 30, 2003, and the cash flows for the six months ended September 30, 2004 and September 30, 2003. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 16, 2004 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories
         -----------
                                                 September 30,     March 31,
                                                     2004            2004
                                                 ------------    ------------
         Inventories by major categories :
           Raw materials                         $    9,242     $     7,832
           Work in progress                           7,946           4,467
           Finished goods                             4,337           3,875
                                                 ------------    ------------
                                                 $   21,525     $    16,174
                                                 ============   =============

3.       Earnings Per Share
         ------------------

          The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

          The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

          The net income for the six months ended September 30, 2004 and 2003 were both from the Company's continuing operations.




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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


Quarter Ended September 30, 2004 Compared to Quarter Ended September 30, 2003
-----------------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended September 30, 2004 were $31,924,000, an increase of $6,845,000 or 27.3% as compared to the corresponding period in 2003. The increase was related to increase in sales of electronic and metallic segment of $6,982,000 offsetting the decrease in sales of plastic segment of $137,000. This represented an increase of 61.2% and a decrease of 1.0% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders from both its existing and new customers of $7,487,000 and $127,000 respectively, offsetting the net decrease in orders from old customers of $632,000 in the corresponding period in the prior year. The net increase was resulted from a change in customer mix during the period as compared with last year.

Gross Profit - The gross profit for the quarter ended September 30, 2004 was $8,461,000, representing a gross profit margin of 26.5%. This compares with the overall gross profit and gross profit margin of $7,980,000 or 31.8% for the quarter ended September 30, 2003.

Gross profit in the plastic segment decreased by $470,000 to $4,972,000 or 36.7% of net sales, for the quarter ended September 30, 2004 compared to $5,442,000 or 39.8% of net sales, for the quarter ended September 30, 2003. This decrease was mainly attributed to the range of 70% to 100% increase in plastic resin costs since last year, mostly of which we could not pass on to our customers.

Gross profit in the electronic & metallic segment increased by $951,000 to $3,489,000 or 19.0% of net sales, for the quarter ended September 30, 2004 compared to $2,538,000 or 22.3% of net sales, for the same period last year. This decrease was mainly attributed to the general increase in raw material pricing and labor cost of an average 4% and 10% over the prior year. While we continue our long-term focus on attracting higher margin sales, pricing pressure resulted in generally lower selling prices during the quarter.

Selling, general and administrative expenses - SG&A expenses for the quarter ended September 30, 2004 were $3,962,000, amounting to 12.4% of total net sales, as compared to $3,469,000 or 13.8% of total net sales for the quarter ended September 30, 2003. There was an increase in selling, general and administrative expenses of $493,000 over the corresponding period.


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DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


SG&A expenses in the plastic segment increased by $94,000 or 4.0% to $2,454,000 or 18.1% of net sales, for the quarter ended September 30, 2004 compared to $2,360,000 or 17.3% of net sales, for the corresponding period in 2003. The increase was primarily related to the increase in depreciation expenses of $49,000 during the quarter ended September 30, 2004. The SG&A expenses in the electronic & metallic segment increased by $399,000 or 36.0% to $1,508,000 or 8.2% of net sales, for the quarter ended September 30, 2004 compared to $1,109,000 or 9.7% of net sales for corresponding period in 2003. The increase was primarily related to the increase in salary and logistic expenses of $278,000 and $88,000 respectively, offsetting the decrease in depreciation expenses of $46,000 during the quarter ended September 30, 2004.

Operating  income -  Operating  income  was  $4,499,000  for the  quarter  ended
September 30, 2004, a decrease of $12,000 or 0.3% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastics division decreased $564,000 to $2,518,000 or 18.6% of net sales, in quarter ended September 30, 2004 compared to $3,082,000 or 22.5% of net sales in corresponding period in 2003. The decrease in operating income was attributable to the decrease in gross profit and the increase in SG&A expenses as described above.

The operating income of electronic & metallic segment increased $552,000 to $1,981,000 or 10.8% of net sales, in the quarter ended September 30, 2004 compared to $1,429,000 or 12.5% of net sales in the corresponding period in 2003. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

Other income - Other income was $32,000 for the quarter ended September 30, 2004, a decrease of $240,000 or 88.2% as compared with the corresponding period in the prior year. On a segment basis, other income attributable to the plastic segment decreased $124,000 to $20,000 in the quarter ended September 30, 2004. This decrease in other income was primarily attributable to decrease in interest income of $50,000 and an increase in exchange loss of $67,000 in the quarter ended September 30, 2004 as compared with corresponding period in 2003. Other income attributable to the electronic & metallic segment decreased $116,000 to $12,000 in the quarter ended September 30, 2004. This decrease in other income was mainly due to an increase in exchange loss of $51,000 in the quarter ended September 30, 2004.

Income Taxes - Income taxes expenses for the quarter was $178,000, an increase of $39,000 or 28.1% as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of plastic segment decreased $61,000 to nil for the quarter ended September 30, 2004 whereas the income tax expenses for the electronic & metallic segment increased $100,000 to $178,000 for the quarter ended September 30, 2004, respectively. The decrease in the plastic segment was primarily due to the tax holiday enjoyed in our Dongguan manufacturing plant whereas the increase in the electronic & metallic segment was due to increase in net sales as described above.

Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $722,000 for the quarter ended September 30, 2004, from $508,000 for the corresponding quarter in the prior year, which reflects that both the electronics and metallic subsidiaries and marketing subsidiary generated more net income in the quarter ended September 30, 2004, compared with corresponding quarter in fiscal 2003.

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DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Net Income - Net income was $3,628,000 for the quarter ended September 30, 2004, a decrease of $493,000 or 12.0%, as compared to net income of $4,121,000 for the quarter ended September 30, 2003, and net income as a percentage of net sales was decreased from 16.4% to 11.4% for the quarter ended September 30, 2004. The decrease in net income was mainly the result of the decrease in operating income and other income, coupled with the increase in minority interest and increase in income tax expenses as described above.

Net income for the plastic segment decreased by 24.1% to $2,337,000 for the quarter ended September 30, 2004 compared to $3,079,000 for the corresponding quarter in 2003. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits coupled with the decrease in other income as described above.

Net income for the electronic & metallic segment increased by 23.9% to $1,291,000 for the quarter ended September 30, 2004 compared to $1,042,000 for the corresponding quarter in 2003. The increase in net income of the electronic & metallic segment was mainly the result of the increase in operating profit offsetting the decease in other income, the increase in income taxes and minority interest, as described above.


Six Months Ended September 30, 2004 Compared to Six Months Ended
----------------------------------------------------------------
September 30, 2003
------------------

Net Sales - The Company's net sales for the six months ended September 30, 2004 were $60,712,000, an increase of $9,558,000 or 18.7% as compared to corresponding period in 2003. The increase in sales was mainly related to the increase in sales of plastic segment and electronics and metallic segment of $605,000 and $8,953,000 respectively. This represented an increase of 2.2% and 38.1% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The increase in net sales in the electronic and metallic segment was mainly due to an increase in orders from both existing and new customers of $9,994,000 and $178,000 respectively, offsetting the net decrease in orders from old customers of $1,219,000 in the corresponding period in the prior year. The net increase was resulted from a change in customer mix during the period as compared with last year.

Gross Profit - The gross profit for the six months ended September 30, 2004 was $16,779,000, representing a gross profit margin of 27.6%. This compares with the overall gross profit and gross profit margin of $16,391,000 or 32.0% for the six months ended September 30, 2003.

Gross profit in the plastic segment decreased by $1,146,000 to $9,976,000 or 35.3% of net sales, for the six months ended September 30, 2004 compared to $11,122,000 or 40.2% of net sales, for the six months ended September 30, 2003. This was mainly attributed to the range of 70% to 100% increase in plastic resin costs since last year, mostly of which we could not pass on to our customers.

Gross profit in the electronic & metallic segment increased by $1,534,000 to $6,803,000 or 21.0% of net sales, for the six months ended September 30, 2004 compared to $5,269,000 or 22.4% of net sales, for the same period last year. This decrease was mainly attributed to the general increase in raw material pricing and labor cost of an average 4% and 10% over the prior year. While we continue our long-term focus on attracting higher margin sales, pricing pressure resulted in generally lower selling prices during the quarter.

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DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2004 were $7,468,000, amounting to 12.3% of total net sales, as compared to $7,234,000 or 14.1% of total net sales for the six months ended September 30, 2003. There was an increase in selling, general and administrative expenses of $234,000 or 3.2% over the corresponding period.

The SG&A expenses in the plastic segment decreased by $286,000 or 5.9% to $4,592,000 or 16.3% of net sales, for the six months ended September 30, 2004 compared to $4,878,000 or 17.6% of net sales, for the corresponding period in 2003. The decrease was primarily related to a write back of staff welfare provision of $95,000, the decrease in depreciation expenses of $82,000 and the tightened expenses control during the six months ended September 30, 2004.

The SG&A expenses in the electronic & metallic segment increased by $520,000 or 22.1% to $2,876,000 or 8.9% of net sales, for the six months ended September 30, 2004 compared to $2,356,000 or 10.0% of net sales for corresponding period in 2003. The increase was primarily related to the increase in salary expenses of $379,000 and increase in selling logistic expenses of $92,000 offsetting the decrease in depreciation expenses of $132,000 during the six months ended September 30, 2004. The other expenses were increased due to the increase in sales activities in the electronic & metallic segment.

Operating income - Operating income was $9,311,000 for the six months ended September 30, 2004, an increase of $154,000 or 1.7% as compared with the corresponding period in the prior year.

On a segment basis, the operating income of plastic segment decreased $860,000 to $5,384,000 or 19.1% of net sales, in the six months ended September 30, 2004 compared to $6,244,000 or 22.6% of net sales in corresponding period in 2003. The decrease in operating income was attributable to the decrease in gross profit offsetting the decrease in SG&A expenses as described above.

The operating income of electronic & metallic segment increased $1,014,000 to $3,927,000 or 12.1% of net sales, in the six months ended September 30, 2004 compared to $2,913,000 or 12.4% of net sales in the corresponding period in 2003. The increase in operating income was attributable to the increase in gross profit offsetting the increase in SG&A expenses as described above.

Other income - Other income was $62,000 for the six months ended September 30, 2004, a decrease of $772,000 or 92.6% as compared with the corresponding period in the prior year. On a segment basis, other income attributable to the plastic segment decreased $634,000 to $22,000 in the six months ended September 30, 2004. This decrease in other income was primarily attributable to the realized gain on disposal of investment securities of $520,000 in the six months ended June 30, 2003 but none in 2004 and the decrease in interest income of $94,000 in fiscal 2004 as compared with corresponding period in 2003. Other income attributable to the electronic & metallic segment decreased $138,000, to $40,000 in the six months ended September 30, 2004. This decrease in other income was mainly due to the increase in exchange loss of $47,000 in the six months ended September 30, 2004.

Income Taxes - Income taxes expenses for the quarter was $309,000, a decrease of $121,000 or 28.1% as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of plastic segment decreased $248,000 to nil for the six months ended September 30, 2004 whereas the income tax expenses for the electronic & metallic segment increased $127,000 to $309,000 for the six months ended September 30, 2004, respectively. The decrease in the plastic segment was primarily due to the tax holiday enjoyed in our Dongguan manufacturing plant whereas the increase in the electronic & metallic segment was due to increase in net sales as described above.


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


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)


Minority Interest - Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries and a 49% minority interest in the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $1,438,000 for the six months ended September 30, 2004, from $1,071,000 for the corresponding period in the prior year, which reflects that both the electronics and metallic subsidiaries and marketing subsidiary generated more net income in the six months ended September 30, 2004, compared with corresponding period in fiscal 2003.

Net Income - Net income was $7,623,000 for the six months ended September 30, 2004, a decrease of $852,000 or 10.1%, as compared to net income of $8,475,000 for the six months ended September 30, 2003, and net income as a percentage of net sales was decreased from 16.6% to 12.6% for the six months ended September 30, 2004. The decrease in net income was mainly the result of the decrease in other income and the increase in minority interest offsetting the increase in operating income as described above.

Net income for the plastic segment decreased by 21.6% to $5,020,000 for the six months ended September 30, 2004 compared to $6,401,000 for the corresponding quarter in 2003. The decrease in net income of the plastic segment was mainly the result of the decrease in operating profits of $860,000 coupled with the decrease in other income of $634,000, despite the decrease in income tax of $248,000 as described above.

Net income for the electronic & metallic segment increased to $2,603,000 for the six months ended September 30, 2004 compared to $2,074,000 for the corresponding quarter in 2003. The increase in net income of the electronic & metallic segment was mainly the result of the increase in operating profit of $1,012,000 offsetting the decease in other income of $138,000, the increase in income taxes of $127,000 and minority interest of $233,000, as described above.


Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of September 30, 2004, the Company had a working capital surplus of $50,312,000 and cash and cash equivalent of $16,454,000. This compares with a working capital surplus of $52,876,000 and cash and cash equivalent of $30,193,000 at March 31, 2004. The decrease in cash and cash equivalent was mainly attributed to the capital investment of $10,099,000, dividend distribution of $4,406,000 and the increase in restricted cash of $649,000 during the six months ended September 30, 2004.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has a short-term borrowings of $903,000 and no long-term borrowings at September 30, 2004.


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


DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (Continued)



As of September 30, 2004, the Company had in place general banking facilities with three financial institutions aggregating approximately $6,788,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of September 30, 2004, the Company had ( i ) unused credit facilities of $5,884,000 ( ii ) cash and cash equivalents of $16,454,000 and ( iii ) restricted cash of $1,039,000, which has been pledged as collateral for those credit facilities.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.



                                     - end -

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                          For and on behalf of
                                          Deswell Industries, Inc.




                                          By: /s/ Richard Lau
                                             --------------------------
                                          Richard Lau
                                          Chief Executive Officer

Date: November 23, 2004